2021



PENSERRA

Report of Independent Registered Public Accounting Firm and Financial Statements

Penserra Securities LLC
SEC ID. NO 8-67773
Year Ended December 31, 2021



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67773

ANNUAL REPORTSFORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PENSERRA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 ORINDA WAY, SUITE 100-A
(No. and Street)

ORINDA	CA	94563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JORGE MADRIGAL	925-594-5001	GEORGE.MADRIGAL@PENSERRA.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS LLP
(Name – if individual, state last, first, and middle name)

101 SECOND STREET	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-*



OATH OR AFFIRMATION

I, **JORGE MADRIGAL ,** swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the f **PENSERRA SECURITIES LLC ,** as of **DECEMBER 31, 2021,** is true and correct. I further swear (or affirm) that neith company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any a classified solely as that of a customer.

Jorge Madrigal

Signature

PRESIDENT AND CEO

Title

See Notary attached

____

Notary Public

This report** contains (check all applicable boxes):

- X (a) Statement of financial condition.
- X (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements un 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 1 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17 as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________________________

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 82(

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 23 (*Date*) day of February (*Month*), 2022 (*Yea*[r]) by
(1) Jorge Madrigal
(and 2) ______________
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence t[o] be the person(s) who appeared before me.

WINDY OUBONLATH KEOPHITHOUN
Notary Public - California
Contra Costa County
Commission # 2240243
My Comm. Expires May 8, 2022

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: United States Securities & Exchange Commiss[ion]

Document Date: 2/23/2022 Number of Pages: 2

Signer(s) Other Than Named Above: ______________

©2017 National Notary Association

CONTENTS

FINANCIAL STATEMENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors
Penserra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 22, 2022

We have served as the Company's auditor since 2012.

FINANCIAL STATEMENTS

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$	5,873,774
Marketable securities, at fair value		3,195,426
Receivables:		
Brokers, dealers, and clearing organizations		2,016,633
Customers and counter-parties		1,250,890
Affiliates and employees		432,014
Prepaid expenses		126,118
Brokerage account deposit		494,233
Property, plant and equipment:		
Furniture and equipment, net of accumulated depreciation		100,985
Operating lease right-of-use-asset, net of accumulated amortization		1,208,203
Intangible assets:		
Internal-use software		79,489
Goodwill		2,543,770
Other assets		82,516
Total assets	$	17,404,051

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers, dealers, and clearing organizations	$	616,276
Customers and counter-parties		21,127
Affiliates and employees		2,918,008
Accrued expenses		174,403
Operating lease liability		1,213,379
Total liabilities		4,943,193
Member's equity		12,460,858
Total liabilities and member's equity	$	17,404,051

PENSERRA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007, a single member New York Limited Liability Com
and is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Aut
(FINRA). The Firm has employees with a combination of buy-side and sell-side experience from major bulge bracket firms
Firm uses that experience to provide global equity trading, fixed income trading, and investment banking. The Firm was form
a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the F
located at 4 Orinda Way in Orinda, California with additional locations in Chicago, Illinois and Long Island, New York. The Fir
received minority business certification from various public and private organizations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the U
States of America (GAAP).

Revenue recognition – The Firm follows the provisions of Financial Accounting Board (FASB) Accounting Standards Codific
(ASC) 606 – *Revenue from Contracts with Customers*. The standard outlines a single comprehensive model for entities to depi
transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitl
exchange for those goods or services. The standard also requires disclosure about the nature, amount, timing and uncertai
revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and a
recognized from costs incurred to obtain or fulfill a contract with customers.

The Firm has four primary lines of business from: (i) commissions charged for equity trade execution services, (ii) commis
charged for equity exchange trading, (iii) income generated from the mark-up and mark-down of fixed income orders as ri
principal or principal trades, and (iv) underwriting fees from participating in the underwriting syndicate of new corporate
issues and equity initial public offerings as a co-manager. Commission and fee revenue is generally recognized at a point in
upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade exec
services based on prevailing market prices and internal and regulatory guidelines.

Because equity commissions are earned on a per-transaction basis, such revenues fluctuate from period to period depending
the volume of shares traded in the U.S., (b) the notional value of securities traded outside the U.S. in Latin America, Europe an
Asia Pacific region and (c) the Firm's commission rates. Certain factors that affect the Firm's volumes and notional value t
include macro trends and volatility in the global equities markets that affect overall institutional equity trading ac
competitive pressure, including pricing, created by the existence of execution competitors; and potential changes in m
structure in the U.S. and other regions. Equity exchange trading commission are earned on complex, multi-party U.S. equity t
tied to derivative strategies, or stock option packaged trades. The volume of shares traded will fluctuate based on market vol
and the opportunity to package these bundled trades. In addition, revenues from fixed income executions are impacted by in
rates, liquidity and other macro-economic factors. Underwriting fees are related to the issue of new corporate debt or e
securities, which are also impacted by credit liquidity, interest rates, and macro-economic factors.

Revenue recognition does not require significant judgements or estimates, recognized amounts are based on actual fees e
from transactions at a defined point.

Leases – The Firm follows the provisions of ASC 842 - *Leases*, which requires an entity that is a lessee to recognize the asset
liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classif
either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities.

In addition, the Firm made an accounting policy election to keep leases with an initial term of 12 months or less off of the state
of financial position. The Company will continue to recognize those lease payments for short-term leases on a straight-line
over the lease term.

Customer concentration – During the fiscal year 2021, one customer comprised 11% percent of total gross revenue.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted i
United States of America requires management to make estimates and assumptions that affect the reported amounts of asset
liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amou
revenues and expenses during the reporting period. The most significant estimates include the determination of the fair va
goodwill. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments h certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess o amounts insured by the Federal Deposit Insurance Corporation.

Concentration of credit risk – Concentration of credit risk associated with a lack of diversification, such as having subst investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, pol regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentratio credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

The Firm's cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equiva with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure any one institution. The firm's counterparties, with respect to broker-dealers and clearing agents, are generally large well-k financial services companies with strong credit ratings.

Receivables - On June 16, 2016, the FASB issued an Accounting Standards Update (ASU) 2016-13, *Financial Instruments - C Losses* (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable recognition threshold in previous GAAP and, instead, reflects an organization's current estimate of all expected credit losses the contractual term.

The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance credit exposure. ASC 326-20 *Financial Instruments – Credit Losses* requires the Firm to estimate expected credit losses over th of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information abou events, current conditions, and reasonable and supportable forecasts.

The Firm takes into consideration the composition of the receivables, current economic conditions, the estimated net reali value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining managem estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectib written off against the allowance. The Firm did not have receivables related to contracts with customers or financial asse which an allowance for credit losses was necessary at December 31, 2021.

Furniture and equipment – Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is com on a straight-line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is years. For furniture and equipment, the estimated useful life is five years. For the year ended December 31, 2021, fixed asset of depreciation) totaled $100,985.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the member for recognition of incon liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability com taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax. During 2021, the incurred $87,964 in state and local taxes. The Firm applies the topic of the FASB ASC relating to accounting for uncerta positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a fin statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation proc based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit t greater than fifty percent likely of being realized upon ultimate settlement.

As of December 31, 2021, the Firm has no uncertain tax positions based on the criteria established under the income taxes whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimab

Line of credit – The Firm currently has a line of credit, which originated in March of 2014 in the amount of $1,000,000. interest rate on the Line of Credit is 5.25% per annum. The balance as of December 31, 2021, is $0. The line of credit matures December with automatic renewal for an annual term.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to tra a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measurin value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inpu follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the has the ability to access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either direc indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a m participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when m assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would u pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investm new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transactio the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determinat fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be mate higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the d of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain case inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is signi to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* - To determine the fair value of mortgage-backed securities, corp bonds, and money market instruments, the Firm utilized recent market transactions for identical or similar securiti corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

Commitments and contingencies - During the normal course of its operations, the Firm may incur additional liabilities d existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss t Firm that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liab to the extent that they are deemed probable and estimable. As of December 31, 2021, management believes that any such would not have a material or adverse effect on its continuing operations.

Goodwill – Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the c the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. In the Firm performed an internal valuation utilizing Step 0 analysis to evaluate Goodwill for impairment at the reporting unit Upon completion of this evaluation, it was determined an impairment does not exist.

Subsequent events – The Firm has evaluated all events subsequent to the Statement of Financial Condition date of Decemb 2021 and has determined that there are no subsequent events that require disclosure or recognition in these financial statem other than the following: In February 2022, the Firm obtained a $10,000,000 unsecured revolving credit agreement that be floating interest rate of Prime plus 2.5% per annum with a maturity date of February 29, 2024. When drawn upon, proceeds be used to manage inventory levels to meet client demands and general corporate purposes. The credit agreement was app by FINRA as a subordinated borrowing and is available in computing net capital under the SEC's uniform net capital rule. T extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements may not be repaid.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described Firm's significant accounting policies in Note 2. As of December 31, 2021, the Firm held twenty-six collateralized mor obligations of U.S. government agencies (CMOs) with a fair value of $1,838,608, fifty-three US Equities with a fair value of $12: and four corporate bonds with a fair value of $1,234,117. Management has categorized all as level 2 in the fair value hierarchy associated unrealized loss on the positions held by the Firm as of December 31, 2021 was $157,629 and is included i Statement of Net Income as principal trading income.

	Level 1		Level 2	Level 3		Total
US Government Agency CMOs	$ -	$	1,838,608	$ -	$	1,838,608
US Equities	-		122,701	-		122,701
Corporate Debt	-		1,234,117	-		1,234,117
Total	$ -	$	3,195,426	$ -	$	3,195,426

NOTE 4 – RECEIVABLES FROM BROKERS, CLEARING AGENTS AND OTHER

The Firm's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, incl amounts related to futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, ac interest receivables and cash deposits. A portion of the Firm's trades and contracts are cleared through a clearing organizatio settled daily between the clearing organization and the Firm. Because of this daily settlement, the amount of unsettled exposures is limited to the amount owed the Firm for a very short period of time. The Firm continually reviews the credit qua its counterparties.

The receivables from broker-dealers and clearing agents represents an unsecured commission receivable for which the Fir executed trades during December 2021 and received subsequent to year end. In the normal course of business, the Firm exe as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle becaus failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result incur a loss if the market value of the security fluctuates to the detriment of the Firm. Historically, all amounts due counterparties have been collected in accordance with agreed upon contractual obligations. As such, as of December 31, 20: allowance for credit losses has not been recorded. The Firm does not anticipate nonperformance by customers in the situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewi considered necessary, the credit standing of each customer with which it conducts business.

The Firm's receivables from brokers and clearing agents are represented per the below:

Equity commission receivables	$ 343,354
Equity Exchange commission receivables	636,324
Underwriting receivables	1,228,496
Cash held at broker	1,059,349
Total	$ 3,267,523

NOTE 5 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the cle organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the cle organization related to these transactions, which is collateralized by securities owned by the Firm. The Firm's cle organization requires the Firm to maintain a cash deposit of $494,233 with the organization. The amount is classified as brok account deposit on the Statement of Financial Condition as of December 31, 2021.

NOTE 6 – OPERATING LEASES

The Firm carries operating lease assets and operating lease liabilities of approximately $1,208,203 and $1,213,379, respective of December 31, 2021. Total rent expense for 2021 is $474,848.

Year Ending December 31st		
2022	$	420,928
2023		428,824
2024		269,188
2025		157,127
2026		120,019
Total future lease commitments		1,396,086
Less: present value discount		(182,707)
Operating lease liability	$	1,213,379
Weighted-average remaining lease (in years)		2.37
Weighted-average discount rate		6.50%

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a min net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the ru the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, as of December 31, 2021, was $8,19 which exceeded minimum net capital requirements by $8,098,916. The ratio of aggregate indebtedness to net capita approximately .16 to 1. The Firm claims an exemption from the SEC's customer protection Rule 240 15c3-3, under parag k(2)(ii) for the year ended December 31, 2021.

NOTE 8 – CONTRIBUTION TO CAPITAL

The Company is involved in financing and other transactions, and has significant related party balances, with its parent. balances are for intercompany expense allocations and loans of working capital.

In April of 2020, The Firm's holding company was granted a loan through the Small Business Administration (SBA) in the an of $1,491,873, pursuant to the Paycheck Protection Program under Division A, Title I of the CARES Act (the Act), which was en March 27, 2020. The Loan amount was transferred to the Firm and utilized for eligible expenditures as defined under Section of the Act and was reflected on The Firm's Statement of Financial Condition as a payable to affiliate from the time of receipt th December 31, 2020. In May of 2021, the holding company received forgiveness of the loan from the SBA for the entire amou $1,491,873. The Firm subsequently converted the liability into a formal equity contribution from the holding company, a amount no longer needed to be paid by to the holding company due to the forgiveness granted. The Firm subsequently conv the liability into a formal equity contribution from the holding company, as this amount no longer needed to be paid back holding company due to the forgiveness granted.